April 25, 2008

VIA EDGAR AND FACSIMILE
Carmen Moncada-Terry
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	TXCO Resources Inc.
Schedule 14A
Filed April 4, 2008
File No. 0-09120

Dear Ms. Moncada-Terry:

On behalf of TXCO Resources Inc. (the "Company"), set forth below are the Company's responses to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated April 24, 2008, regarding the above referenced Proxy Statement filed by the Company on April 4, 2008.

In response to the Staff's comments, the Company will include appropriate additional disclosure as described below in its Definitive Proxy Statement on Schedule 14A (the "Definitive Proxy Statement") filed with the Commission for its 2008 Annual Meeting of Stockholders, which is currently scheduled for May 30, 2008.  For your convenience, the text of the Staff's comments is set forth below in bold followed by the Company's responses.

Schedule 14A filed April 4, 2008

Proposal 3, page 18

1.
We note that in 2007, the Compensation Committee considered Mr. Sigmon's overriding royalty income in deciding to neither increase his base salary nor to grant him a long-term incentive award.  We note that the Overriding Royalty Purchase Plan, if adopted, would enable the Company to purchase Mr. Sigmon's royalty interests in exchange for shares of common stock and cash.  This could result in Mr. Sigmon no longer earning income from the royalty interests.  Please disclose, if known, how the purchase of Mr. Sigmon's royalty interests would affect his future compensation.  For example, discuss any plans to adjust his compensation based on the acquisition of his royalty interests.

Response:

The Company will revise Proposal 3 to include the following additional disclosure in its Definitive Proxy Statement:

"In 2007, the Compensation Committee considered Mr. Sigmon's income from his overriding royalty interests in deciding neither to increase his base salary nor to grant him a long-term equity incentive award.  While the Compensation Committee has not determined how the purchase of Mr. Sigmon's overriding royalty interests would affect his compensation in the future, the Compensation Committee may determine that an increase in his base salary and/or grants of long-term equity incentive awards are appropriate in the absence of Mr. Sigmon holding all or a portion of the overriding royalty interests."

TXCO Resources Inc.
777 East Sonterra Boulevard, Suite 350 -- San Antonio, Texas 78258 -- (210) 496-5300 -- fax (210) 496-3232 -- www.txco.com

2.           Disclose the proposed timing for the potential purchase(s) of the royalty interests.

Response:

The Company will revise Proposal 3 to include the following additional disclosure in its Definitive Proxy Statement:

"The Company anticipates that it will take approximately three to six months to finalize an appraisal, promptly after which formal purchase negotiations with Mr. Sigmon are anticipated to begin.  Any and all purchases will occur after the conclusion of such negotiations and prior to the third anniversary of the date of the adoption of the Overriding Royalty Purchase Plan by the Company's stockholders, at which time the plan will terminate."

3.	Disclose whose idea it was to create the plan. If Mr. Sigmon approached the other members of the board, disclose when this occurred. Also explain why this plan is being proposed at this point in time.

Response:

The Company will revise Proposal 3 to include the following additional disclosure in its Definitive Proxy Statement:

"The Chairman of the Compensation Committee of the Company initially approached Mr. Sigmon regarding the possibility of the Company purchasing Mr. Sigmon's overriding royalty interests in December 2006.  Periodically, from time to time thereafter, Mr. Sigmon and the Compensation Committee continued such discussions.  As part of the Settlement Agreement with Third Point, et al., the Company is required to present to its stockholders for approval at this annual meeting the terms of a stock plan designed specifically for the purpose of providing Company shares to be issued to Mr. Sigmon in the purchase of his overriding royalty interests, if and when the Company and Mr. Sigmon agree upon terms.  In accordance with our obligations under the Settlement Agreement, we are presenting this Proposal 3 to the Company's stockholders for approval.  For further discussion of the Settlement Agreement, see Proposal 1 of this Proxy Statement."

   The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or requests for additional information, please contact me at (210) 679-2429.

Very truly yours,

/s/ M. Frank Russell
M. Frank Russell,
Vice President and General Counsel

cc:           Daryl L. Lansdale (Fulbright & Jaworski L.L.P.)